SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 000-32115

For the Month of November 2003

ENTERRA ENERGY TRUST

(as successor issuer to Enterra Energy Corp.)

(Translation of registrant’s name into English)

2600, 500-4th Avenue S.W.

Calgary, Alberta, Canada T2P 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X        Form 40-F_____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes_____      No X

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes_____      No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____   No  X

On November 25, 2003, the plan of arrangement involving Enterra Energy Corp. ("Enterra"), Enterra Acquisition Corp., Enterra Energy Trust (the "Trust"), Enterra Energy Commercial Trust, certain of Enterra’s wholly owned subsidiaries and the holders of Enterra common shares (the "Arrangement") became effective, and Enterra became a wholly owned, indirect subsidiary of the Trust. In the Arrangement, each outstanding Enterra common share was exchanged for two trust units of the Trust ("Trust Units") or, with respect to certain Canadian holders, two exchangeable shares of a special purpose, wholly owned Canadian subsidiary of the Trust. As a result of the Arrangement, the Trust became the successor issuer to Enterra under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will succeed to Enterra’s reporting obligations thereunder. Pursuant to Rule 12g-3 promulgated under the Exchange Act, the Trust Units are deemed to be registered under paragraph (g) of Section 12 of the Exchange Act. A press release announcing the completion of the transaction is attached hereto as Exhibit 99.1.

Exhibit No.    Description

    99.1              Press release dated November 26, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERRA ENERGY TRUST

(Registrant)

By: ENTERRA ENERGY CORP.,

as Administrator

By: /s/ Luc Chartrand

Luc Chartrand

President and Chief Executive Officer

Date: November 26, 2003

EXHIBIT INDEX

Exhibit No. Description

99.1 Press release dated November 26, 2003